Exhibit 99.3

EXECUTION COPY

9539549 Canada Inc.

and

Turquoise Hill Resources Ltd.

and

Rio Tinto International Holdings Limited

CASH MANAGEMENT SERVICES AGREEMENT

December 15, 2015

THIS CASH MANAGEMENT SERVICES AGREEMENT (this “Agreement”) is made on the 15TH day of December, 2015

AMONG

9539549 CANADA INC. of 1188 Sherbrooke Street West, Montreal, Quebec, Canada (“Service Provider”).

- and -

TURQUOISE HILL RESOURCES LTD. of Suite 354 – 200 Granville Street, Vancouver, British Columbia, Canada (TRQ).

- and -

RIO TINTO INTERNATIONAL HOLDINGS LIMITED of 6 St James’s Square, London, SW1Y 4AD, United Kingdom (“Guarantor”).

WHEREAS:

A	Each Shareholder Lender has made one or more Shareholder Loans to the Company under the Shareholder Loan Agreements described in column 2 of Schedule 2.

B.

The Company has agreed to use proceeds of the initial drawdown under the OT Project Financing to prepay, as determined by the Company, Shareholder Loans, in whole or in part, in accordance with the terms of the relevant Shareholder Loan Agreement (such prepayment a “PF Amount” and collectively the “PF Amounts”).

C.	The Company is entitled to redraw the PF Amounts under and subject to the terms of the Shareholder Loan Agreements.

D.

In connection with and ancillary to and in support of the Company Financing Support Agreement, the TRQ Financing Support Agreement and the Flow of Funds Agreement, TRQ wishes to retain the cash management services of Service Provider in accordance with the terms and conditions hereof, which services shall include the holding, management, administration and use of and control over the PF Amounts (and other amounts deposited with Service Provider pursuant to Article 3 hereof) by Service Provider (as such PF Amounts and other amounts are deposited with Service Provider).

E.	Guarantor has agreed to guarantee in favour of TRQ the obligations of Service Provider to TRQ under this Agreement and the Flow of Funds Agreement pursuant to the terms hereof.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, Service Provider, TRQ and Guarantor agree as follows:

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, the following terms shall have the following meanings unless the context otherwise requires:

“Affiliate” means, in respect of a specific person, any person which Controls, is Controlled by, or is under common Control with, such party and, in the case of Service Provider, “Affiliate” means any member of the Rio Tinto Group, but excludes TRQ and its Subsidiaries.

“Alternate Structure” has the meaning given in Clause 3.8.

“Applicable Laws” means all applicable laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licences, orders, directives, judgments, decrees and other governmental restrictions, including permits and other similar requirements, whether federal, provincial, territorial, municipal or local, whether domestic or foreign, and whether legislative, administrative or judicial in nature, and “Applicable Law” means any of the foregoing.

“Business Day” means a weekday on which banks are open for general banking business in British Columbia, London, England, New York and Quebec.

“Cash Management Deposit Rate” has the meaning given in Clause 3.3(a).

“Cash Management Services” has the meaning given in Clause 2.1.

“Common Terms Agreement” means the common terms agreement dated on or about December 15th, 2015 among the Company, the Senior Lenders, the US Ex-Im Agent, the MIGA Agent, the Intercreditor Agent, the Security Agents and the Offshore Account Bank (each, other than the Company, as defined therein).

“Company” means Oyu Tolgoi LLC, a body corporate duly incorporated under the Company Law of Mongolia.

“Company Financing Support Agreement”, means the Financing Support Agreement dated concurrently with this Agreement among TRQ, Rio Tinto plc and the Company.

“Constating Documents” means, with respect to an entity, the charter, the memorandum, the articles of association, the articles of incorporation, the articles of continuance, the articles of amalgamation, the by-laws or any other instrument pursuant to which such entity is created, incorporated, continued, amalgamated or otherwise established, as the case may be, and/or which governs in whole or in part such entity’s affairs, together with any amendments thereto.

“Control” used as a verb means, with respect to a body corporate, the right in all circumstances, directly or indirectly, to exercise a majority of the votes which may be cast at a general meeting of the shareholders of the body corporate or the right to elect or appoint, directly or indirectly, a majority of the directors of the body corporate and, when used with respect to any partnership, person or any other entity (including any trust), means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and “Control” used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

“Deposit” has the meaning given in Clause 3.1.

“Deposit Return Notice” has the meaning given in Clause 3.4(a).

“Event of Default” means the occurrence of any one or more of the following:

(a)

The Service Provider fails to pay when due any amount payable by it under the terms of this Agreement, and such amount remains unpaid at the close of business on the tenth (10th) Business Day following the Service Provider’s receipt of a written notice from TRQ notifying the Service Provider of such non-payment and demanding payment of such amount; or

(b)

the commencement of any proceeding, or the taking of any step by or against the Service Provider to obtain relief, under the laws of any jurisdiction relating to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Service Provider or the appointment of a liquidator, trustee in bankruptcy, administrator or receiver or the equivalent under the laws of any jurisdiction in respect of the Service Provider, provided that, notwithstanding the foregoing, it will not be an Event of Default where such proceeding, step or appointment was not consented to and is being actively contested by the Service Provider in proceedings commenced not later than five (5) Business Days following the date of commencement of such proceeding, step or appointment and the proceeding, step or appointment is withdrawn or discharged within sixty (60) days following such date of commencement.

“Favourable Balance Sheet Treatment” has the meaning given in Clause 3.8.

“Flow of Funds Agreement” the flow of funds agreement among TRQ, the Service Provider, THR Mines (BC) Ltd., Oyu Tolgoi Netherlands B.V., Turquoise Hill Resources, Ltd., Luxembourg Branch and Movele S. à R.L. dated concurrently with this Agreement.

“Governmental Authority” means any national, central, federal, provincial, state, municipal, county or other government or regional authority, whether executive, legislative or judicial, and includes any ministry, department, commission, bureau, board, administrative or other agency or regulatory body or instrumentality thereof.

“LIBOR” means the three-month ICE Interest Settlement Rate published at or about 11:00 a.m. (London Time) on the date the initial Deposit is made or the applicable quarterly calculation date, as the case may be, such rate to be accessed through the appropriate page of the Reuters screen (or if this ceases to be available then another page or service displaying the appropriate rate selected in good faith by Service Provider (“Screen Rate”). If no Screen Rate is available for the currency of the period there shall be taken instead:

(a)

the arithmetic mean of the rates found be interpolating on a time-weighted basis the fixing rates quoted for the period of three months, being shorter, which is closest to the three month period and the period, being longer, which is closest to the three month period, rounded, if necessary, to the nearest fifth decimal place; and

(b)

if there is no rate quoted for a period which is shorter or longer than the three month period, the rates (rounded upwards to five decimal places) as supplied to Service Provider at its request quoted by a prime bank or banks in the London interbank market at or about 11:00 a.m. (London time) on the date the initial Deposit is made or the applicable quarterly calculation date, as the case may be.

“Obligations” has the meaning given in Clause 6.1.

“OT Project Financing” means Senior Loans provided to the Company as contemplated by, and as defined in, the Common Terms Agreement.

“PF Amount” or “PF Amounts” each has the meaning given in Recital B.

“Re-Lend Conditions” means that no Suspensive Event has occurred and is continuing and neither the Sponsor Debt Service Undertaking nor the RT CSU has been terminated.

“Rio Tinto Group” means Rio Tinto plc, Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation, partnership, person or other entity, including any trust, wherever situated which Rio Tinto and/or Rio Tinto Limited owns or Controls, directly or indirectly, but excludes TRQ and any corporation, partnership, person or other entity, including any trust, Controlled by TRQ.

“Service Provider Account” has the meaning given in Clause 3.9(a).

“Shareholder Lenders” means Movele S. à R.L. and Oyu Tolgoi Netherlands B.V.

“Shareholder Loan” means a loan made by a Shareholder Lender to the Company under a Shareholder Loan Agreement.

“Shareholder Loan Agreement” means an agreement described in column 2 of Schedule 2.

“Subsidiary” means, in respect of any person, a person who is under the Control of such person.

“TRQ Financing Support Agreement”, means the Financing Support Agreement dated concurrently with this Agreement between Rio Tinto plc and TRQ.

1.2	Interpretation

In this Agreement, (i) capitalized terms used, but not otherwise defined, herein have the meanings given to them in the Common Terms Agreement, and (ii) headings are for convenience only and shall not affect interpretation and except to the extent that the context otherwise requires:

(a)	words denoting the singular shall include the plural and vice versa;

(b)	words denoting individuals include corporations and vice versa;

(c)	references to any document or agreement (including this Agreement) include references to such document or agreement as amended, restated, novated, modified, supplemented or replaced from time to time;

(d)

any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto and, unless otherwise expressly provided herein, includes a reference to all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding such statute or such regulation;

(e)	references to any party to this Agreement or any other document or agreement include its successors or permitted substitutes or assigns;

(f)	references to US dollars, USD or US$ are references to the lawful currency of the United States of America; and

(g)	“writing” and cognate expressions include all means of reproducing words in a tangible and permanently visible form.

ARTICLE 2 - CASH MANAGEMENT SERVICES

2.1	Appointment of Service Provider as Cash Manager

From the date hereof until the date all Deposits held by Service Provider under this Agreement are returned to TRQ in accordance with terms and conditions set forth herein, TRQ hereby appoints Service Provider to provide the cash management services set out in this Agreement (the “Cash Management Services”), and Service Provider hereby accepts such appointment on the terms and subject to the conditions of this Agreement.

2.2	Cash Management Services

Service Provider shall manage and administer and it shall have full control over and use of all of the Deposits. As part of the Cash Management Services provided hereunder, Service Provider shall maintain accurate books, records, ledgers and accounts of all transactions and matters affecting the Deposits in accordance with clause 3.9 of this Agreement.

2.3	Cash Management Fee

TRQ shall pay to Service Provider for its Cash Management Services hereunder a cash management fee which shall be agreed in writing between TRQ and Service Provider from time to time. For greater certainty, so long as Service Provider is the cash manager, the cash management fee payable to Service Provider by TRQ for the Cash Management Services hereunder shall as per the terms set out in Schedule 5.

2.4	Standard of Services

Service Provider shall provide the Cash Management Services with the skill, care and diligence to be expected from a qualified, competent and experienced provider of services of a similar scope and complexity as the Cash Management Services (which for the avoidance of doubt shall be equivalent to the standard applied when similar services are rendered for other Rio Tinto Group entities). Service Provider shall ensure that the Cash Management Services are carried out by personnel who are properly trained and experienced in such matters and in accordance with Article 5(b).

2.5	Limits on Authority

Except as otherwise provided in this Agreement, the Company Financing Support Agreement, the Flow of Funds Agreement, the TRQ Financing Support Agreement and the Finance Documents, neither Service Provider nor any member of the Rio Tinto Group shall have any authority in respect of the subject matter of this Agreement, unless specifically agreed by TRQ in writing, to act as agent of TRQ or to bind it in respect of the subject matter of this Agreement or to warrant, represent, bind or otherwise incur any liability on behalf of TRQ in respect of the subject matter of this Agreement.

ARTICLE 3 - DEPOSITS WITH SERVICE PROVIDER

3.1	Deposit Acknowledgement

Upon receipt in accordance with the terms of the Flow of Funds Agreement and as part and parcel of the Cash Management Services provided by Service Provider to TRQ hereunder, TRQ shall deposit with Service Provider an amount equal to the aggregate PF Amounts to be made subject to the terms of this Agreement (each a “Deposit” and collectively the “Deposits”). Each Deposit shall be made in US dollars by the transfer or other deposit of money in US dollars from a bank account of TRQ to, and credited to, the Service Provider Account.

3.2	Notice of Deposit

A Deposit made by TRQ with Service Provider will be on the following terms and conditions:

(a)	TRQ shall give prior notice to Service Provider of the Deposit not later than 11:00 am (London time) on the Business Day prior to the date the funds are to be invested with Service Provider;

(b)	The notice of Deposit delivered pursuant to Clause 3.2(a) shall specify the deposit date, which must be a Business Day; and

(c)	TRQ shall, on the Business Day specified for the Deposit in such notice, make the Deposit with Service Provider.

3.3	Interest

(a)

In respect of each Deposit made under this Agreement, Service Provider shall pay to TRQ, in accordance with Clause 3.3(b), interest on the daily closing balance of the Service Provider Account at the rate per annum equal to LIBOR minus 5 basis points (the “Cash Management Deposit Rate”). LIBOR for each three-month period commencing with the date the initial Deposit is made shall be determined on the first Business Day of each such period.

(b)

Interest shall accrue on a daily basis and the aggregate interest accrued each calendar month shall be credited to the Service Provider Account monthly in arrears on the first Business Day of the immediately following calendar month. The aggregate amount of interest accrued and credited to the Service Provider Account in each calendar quarter, shall be paid by Service Provider to TRQ quarterly in arrears on the first Business Day of the immediately following calendar quarter.

(c)	Interest on Deposits shall be paid in US dollars.

(d)	Interest on Deposits shall be calculated on the basis of actual days elapsed and a 360 day year.

3.4	Return of Deposits (and other amounts) at the Request of TRQ

(a)	Subject to paragraph (b), TRQ may request Service Provider to return all or a portion of a Deposit (and other amounts credited to the Service Provider Account) in any of the following circumstances:

(i)

the Re-Lend Conditions are satisfied and a Shareholder Lender is required to re-advance a PF Amount to the Company under the relevant Shareholder Loan Agreement, in which case TRQ shall request Service Provider to return an amount of the Deposit equal to the required re-advance;

(ii)

the OT Deposit Termination Date (as defined in the TRQ Financing Support Agreement) occurs, in which case TRQ may request Service Provider to return an amount equal to the balance of the Service Provider Account;

(iii)

the Completion Support Agreement Fee Termination Date (as defined in the TRQ Financing Support Agreement) occurs, in which case TRQ may request Service Provider to return an amount equal to the balance of the Service Provider Account;

(iv)

a Finance Party makes a payment demand or has any recourse under the Sponsor Debt Service Undertaking in respect of any Senior Debt Obligation payable, in which case TRQ may request Service Provider to return an amount of the Deposit equal to the amount required to remedy the above, provided that (A) at the time of such request, there is no actual litigation, proceeding or claim against TRQ or any of its Subsidiaries (other than the Company and other than any litigation, proceeding or claim by any Finance Party against TRQ or any of its Subsidiaries party to any Finance Document in connection with such Finance Documents) by any person, entity or Governmental Authority (other than Service Provider or any of its Affiliates) for an amount, in the aggregate with all other such litigation, proceedings and claims, that equals or exceeds US$100,000,000, and in TRQ’s reasonable judgment there are no facts or circumstances that could reasonably give rise to any such actual litigation, proceeding or claim, and (B) a senior officer of TRQ has certified the foregoing in the Deposit Return Notice;

(v)

any Agent takes any Enforcement Action, in which case TRQ may request Service Provider to return an amount of the Deposit equal to the amount required to remedy the above, provided that (A) at the time of such request, there is no actual litigation, proceeding or claim against TRQ or any of its Subsidiaries (other than the Company and other than any litigation, proceeding or claim by any Finance Party against TRQ or any of its Subsidiaries party to any Finance Document in connection with such Finance Documents) by any person, entity or Governmental Authority (other than Service Provider or any of its Affiliates) for an amount, in the aggregate with all other such litigation, proceedings and claims, that equals or exceeds US$100,000,000, and in TRQ’s reasonable judgment there are no facts or circumstances that could reasonably give rise to any such actual litigation, proceeding or claim, and (B) a senior officer of TRQ has certified the foregoing in the Repayment Notice;

(vi)	an Event of Default occurs, in which case TRQ may request Service Provider to return an amount equal to the balance of the Service Provider Account; or

(vii)	TRQ and Service Provider otherwise agree that any amount of the balance of the Service Provider Account may be returned to TRQ,

in which case TRQ shall, not later than 11:00 am (London time) on the third Business Day prior to the date on which all or a portion of a Deposit (and other amounts credited to the Service Provider Account) is to be returned deliver to Service Provider a notice (“Deposit Return Notice”) specifying:

(viii)	the return date, which must be a Business Day;

(ix)

the amount of the Deposit (and other amounts credited to the Service Provider Account) proposed to be returned, which may not exceed the balance of the Service Provider Account on the proposed return date; and

(x)	the basis on which TRQ is entitled to request the return of the Deposit (and other amounts credited to the Service Provider Account).

(b)

TRQ may not request Service Provider to return all or a portion of a Deposit (and other amounts credited to the Service Provider Account), and Service Provider shall not be obligated to return all or any portion of a Deposit (and other amounts credited to the Service Provider Account), except in the circumstances set out in Clause 3.4(a)(i) to (x).

(c)	If:

(i)	Clause 3.4(a) applies; and

(ii)

solely to the extent the return of a Deposit is made pursuant to the circumstances set out in either Clause 3.4(a)(i), 3.4(a)(ii), 3.4(a)(iv) or 3.4(a)(v), provided TRQ’s representation and warranty in paragraph (a) in Schedule 4 is true and correct on the date of return, then the Service Provider shall return to TRQ the amount specified in the Deposit Return Notice on the date specified in such notice.

(d)	Service Provider shall return any amount specified in any Deposit Return Notice to TRQ in US dollars.

3.5	Payments

(a)

All payments or return of funds to be made by Service Provider to TRQ under Clause 3.4 shall be remitted in same day funds to the US dollar bank account maintained by TRQ, details of which account are set out in Schedule 1.

(b)

Whenever any payment or return of funds hereunder shall become due on a day which is not a Business Day, the due date thereof shall be extended to the next Business Day. During any extension of the due date for payment or return of funds of any amount hereunder on which interest accrues, interest shall be payable on such amount at the rate payable immediately prior to the original due date.

3.6	Return of Deposits by Service Provider

(a)

In connection with providing Cash Management Services hereunder, Service Provider may determine at its discretion to return to TRQ, without penalty and prior to receiving a request from TRQ pursuant to Clause 3.4(a), all or a portion of a Deposit made by TRQ, in which case Service Provider shall not later than 11:00am (London time) on the Business Day prior to the proposed Deposit return date under this Clause 3.6(a) deliver to TRQ a notice specifying:

(i)	the proposed Deposit return date, which must be a Business Day; and

(ii)	the amount of the proposed Deposit to be returned which may not exceed the balance of the Service Provider Account on the proposed Deposit return date

(b)	Clauses 3.4(d) and 3.5 shall apply mutatis mutandis to a prepayment under Clause 3.6(a).

3.7	Use of Returned Funds

In accordance with the terms of the Flow of Funds Agreement, TRQ shall use all funds returned by Service Provider under Clause 3.4(a)(i) to re-advance a PF Amount to the Company under the relevant Shareholder Loan Agreement for the purposes and in accordance with the conditions set forth in Clause 3.4(a)(i). TRQ shall use all funds returned by Service Provider under Clause 3.4 (other than 3.4(a)(i)) or 3.6(a)) to return the deposit referred to in step 6 of Schedule 2 of the Flow of Funds Agreement and for such other purposes related to TRQ, the Company or the Oyu Tolgoi project as TRQ and Service Provider may agree.

3.8	Reasonable Commercial Efforts

The parties acknowledge and agree that an objective in having TRQ appoint Service Provider to provide Cash Management Services, in connection with which TRQ will use the proceeds of the drawdowns under the OT Project Financing to make the Deposits with Service Provider, is to allow the Rio Tinto Group to benefit from favourable consolidated balance sheet treatment of the Deposits, including, without limitation, by having the rating agencies treat the Deposits as balance sheet credits for the Rio Tinto Group on its consolidated financial statements (“Favourable Balance Sheet Treatment”) and that a deposit arrangement with Service Provider (or another member of the Rio Tinto Group) is the preferred means to obtain and maintain such Favourable Balance Sheet Treatment. If Service Provider reasonably believes the Favourable Balance Sheet Treatment for the Deposits may be eliminated or reduced, then, following a request therefor from Service Provider, TRQ will use its reasonable commercial efforts, and will cause its subsidiaries to use their reasonable commercial efforts, to work with Service Provider to determine and implement an alternate deposit structure that avoids such elimination or reduction or re-establishes such Favourable Balance Sheet Treatment (an “Alternate Structure”), including, without limitation, by TRQ and its Subsidiaries making requests for regulatory approvals and rulings in connection therewith. If an Alternate Structure is implemented, appropriate credits against the Completion Support Agreement Fee (as defined in the TRQ Financing Support Agreement) will also be implemented. Should in the circumstances set out above, the parties be unable to determine or implement an Alternate Structure, following a request by Service Provider, TRQ will use its reasonable commercial efforts, and will cause its subsidiaries to use their reasonable commercial efforts, to work with Service Provider to determine and implement an alternate structure to deal with the treatment of the proceeds of the Shareholder Loan repayments or prepayments in order to maintain and avoid the elimination or reduction or threatened reduction or elimination of the Favourable Balance Sheet Treatment or to re-establish the Favourable Balance Sheet Treatment, including, without limitation, by TRQ and its subsidiaries making requests for regulatory approvals and ruling in connection therewith.

3.9	Statements & Reports

(a)

Service Provider shall establish and maintain a record of all transactions relating to Deposits, any returns of Deposits (at the request of TRQ under Clause 3.4(a) or by Service Provider under Clause 3.6) and interest credited and paid to TRQ, in each case, to the US dollar bank account maintained by Service Provider, details of which account are set out in Schedule 1 (the “Service Provider Account”). Service Provider shall ensure that the Service Provider Account shows:

(i)	the date and amount of each Deposit made by TRQ under this Agreement;

(ii)	the date and amount of each return of Deposit made by it to TRQ under this Agreement; and

(iii)	the amount of interest in respect of each daily closing balance, the date on which interest is paid and the amount of each such payment.

(b)

The balance of money owing to TRQ at any time shown by the Service Provider Account and each entry shown in the Service Provider Account shall, in the absence of manifest error, be conclusive evidence of such.

(c)	Service Provider shall provide to TRQ a monthly statement of movements on the Service Provider Account no later than five Business Days after the end of each calendar month.

3.10	No constraints on use of funds by Service Provider

For the avoidance of doubt, Service Provider shall not be required to segregate any Deposit from any other funds, and, subject to the terms of the Flow of Funds Agreement, may use any amount paid to it as a Deposit in any way it sees fit.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES

(a)

Service Provider makes the representations and warranties set forth in Schedule 3 as at the date of this Agreement and each date on which any Deposit is to be returned by Service Provider pursuant Clause 3.4(a) (except to the extent the return of a Deposit is made pursuant to the circumstances set out in Clause 3.4(a)(vi)) and acknowledges that they are being and will be relied upon by TRQ.

(b)	For the purposes of this Agreement, the term “knowledge of Service Provider” means actual knowledge on the part of the directors and executive officers of Service Provider.

(c)

The representations and warranties of Service Provider contained in this Agreement are only made as of the dates indicated in Clause (a) immediately above but survive for the purposes of allowing TRQ to sue for a breach of a representation and warranty that TRQ is entitled to rely upon on the basis that the representation or warranty was not true as at the date such representation and warranty was made.

(d)

TRQ makes the representations and warranties set forth in Schedule 4 as at the date of this Agreement and each date on which any Deposit is to be returned to TRQ pursuant Clause 3.4(a) (except to the extent the return of a Deposit is made pursuant to the circumstances set out in either Clause 3.4(a)(iii), 3.4(a)(vi) or 3.4(a)(vii)) and acknowledges that they are being and will be relied upon by Service Provider.

(e)	For the purposes of this Agreement, the term “knowledge of TRQ” means actual knowledge on the part of the directors and executive officers of TRQ.

(f)

The representations and warranties of TRQ contained in this Agreement are only made as of the date of this Agreement but survive for the purposes of allowing Service Provider to sue for a breach of a representation and warranty that Service Provider is entitled to rely upon on the basis that the representation or warranty was not true as at the date such representation and warranty was made.

ARTICLE 5 — COVENANTS OF SERVICE PROVIDER

Service Provider covenants and agrees with TRQ that at all times it will:

(a)

duly and punctually return to TRQ all amounts in respect of Deposits (and other amounts credited to the Service Provider Account) when such amounts are required to be returned in accordance with the terms of this Agreement and interest on Deposits which are due and owing under the terms of this Agreement;

(b)	comply, in all material respects, with all Applicable Laws to the extent affecting its obligations under this Agreement and the manner in which it or any of its Affiliates uses the Deposits.

ARTICLE 6 — GUARANTEE

6.1	Guarantee

Guarantor hereby unconditionally and irrevocably guarantees in favour of TRQ the due and punctual payment in full of any amounts payable to TRQ by Service Provider under this Agreement and the Flow of Funds Agreement (collectively, the “Obligations”). If any or all of the Obligations are not fully paid as required to be paid, for any reason whatsoever, such due and unpaid Obligations will, as a separate and distinct obligation, be due and payable by Guarantor as primary obligor. Furthermore, if any or all of the Obligations are not fully paid as required, for any reason whatsoever, Guarantor will, as a separate and distinct obligation, indemnify and save harmless TRQ from and against all losses, costs, damages, expenses, claims and liabilities of TRQ resulting from the failure to make payment with respect to such Obligations.

6.2	Obligations Absolute

The liability of Guarantor pursuant to Clause 6.1 will be absolute and unconditional and will not be released, exonerated, discharged, diminished, subjected to defence, limited or in any way affected by, and the rights and remedies of TRQ will not be in any way diminished or prejudiced by:

(a)	any lack of genuineness, validity or enforceability of any of the Obligations or of any agreement between, inter alios, Service Provider and TRQ;

(b)	any impossibility, impracticability, frustration of purpose, illegality, force majeure or act of government;

(c)

the bankruptcy, winding-up, liquidation, dissolution or insolvency of Service Provider or any other person or the amalgamation of or any change in the status, function, control, constitution or ownership of Service Provider, Guarantor, TRQ or any other person;

(d)

any lack or limitation of power, incapacity or disability on the part of Service Provider or of the directors, partners or agents thereof or any other irregularity, defect or informality on the part of Service Provider in its obligations to TRQ;

(e)

any change in the name, objects, powers, organization, share capital, organizational documents, business, shareholders, directors or management of Service Provider or Guarantor, the reorganization of Service Provider or Guarantor, any amalgamation or merger by Service Provider or Guarantor with any other person or persons, or any continuation of Service Provider or Guarantor under the laws of any jurisdiction;

(f)	any non-compliance with or contravention by Guarantor of any provision of any corporate statute applicable to Guarantor relative to guarantees or other financial assistance given by Guarantor;

(g)	any loss or impairment of any right of Guarantor to subrogation, reimbursement or contribution, whether or not as a result of any action taken or omitted to be taken by TRQ;

(h)	any amendment or restatement (however fundamental) of this Agreement; or

(i)

any other matter, act, omission, circumstance, development or thing of any and every nature, kind and description whatsoever (other than the due payment in full of the Obligations) that might in any manner (but for the operation of this Clause 6.2) operate (whether by statute, at law, in equity or otherwise) to release, discharge, diminish, limit, restrict or in any way affect the liability of, or otherwise provide a defense to, Guarantor or Service Provider, even if known by TRQ, and each of the foregoing is hereby waived by Guarantor to the fullest extent permitted under Applicable Laws. The foregoing provisions apply and the foregoing waivers will be effective to the fullest extent permitted under Applicable Laws even if the effect of any action or failure to take action by TRQ is to destroy or diminish Guarantor’s subrogation rights, Guarantor’s right to recover contribution from any other person or any other right or remedy of Guarantor.

6.3	Remedies Cumulative

The guarantee provided in Clause 6.1 is in addition to, and is not in substitution for or in any way prejudiced by, any other guarantee now or subsequently held by TRQ provided by Guarantor.

6.4	No Release

The liability of Guarantor pursuant to Clause 6.1 will not be released, discharged, limited or in any way affected by anything done, suffered or permitted by TRQ in connection with any duties or liabilities of Service Provider to TRQ. Without limiting the generality of the foregoing and without releasing, exonerating, discharging, diminishing, limiting, restricting, subjecting to a defence or otherwise affecting in whole or in part Guarantor’s liability pursuant to Clause 6.1, without obtaining the consent of or giving notice to Guarantor (unless required under this Agreement or any other agreement between, inter alios, TRQ and the Guarantor), TRQ may:

(a)

make any change in the manner or place of payment under any agreement between, inter alios, Service Provider and TRQ or excuse, overlook or waive, in whole or in part, temporarily, permanently or from time to time, the failure on the part of Service Provider to carry out any of its obligations under any such agreement;

(b)	grant time, renewals, extensions, indulgences, releases and discharges to Service Provider or any other person;

(c)

subject to the terms of this Agreement and the Flow of Funds Agreement, apply all money at any time received from Service Provider upon such part of the Obligations as TRQ may see fit or change any such application in whole or in part from time to time as TRQ may see fit;

(d)	compromise, subordinate, postpone or abandon any of the Obligations or any of TRQ’s arrangements or agreements with Service Provider or any other person;

(e)	do, or omit to do, anything to enforce the payment of any or all of the Obligations; and

(f)

prove any claim in any liquidation proceeding affecting Service Provider or any other person as it sees fit or refrain from proving any claim or permit or suffer the impairment of any of the Obligations in any such liquidation proceeding; make any election in any such liquidation proceeding; permit or suffer the creation of secured or unsecured credit or debt in any such liquidation proceeding; or permit or suffer the disallowance, avoidance, or subordination of any of the Obligations or the obligations of any other obligor with respect to the Obligations in any such liquidation proceeding.

6.5	No Exhaustion of Remedies

TRQ will not be bound or obligated to exhaust its recourse against Service Provider or other persons or take any other action before being entitled to demand payment from Guarantor pursuant to Clause 6.1, and Guarantor hereby expressly irrevocably waives any rights it may have to require the same.

6.6	Continuing Guarantee

The obligations of Guarantor pursuant to Clause 6.1 will constitute and be continuing obligations and will apply to and secure any ultimate balance due or remaining due to TRQ in respect of the Obligations and will not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money for the time being due or remaining unpaid to TRQ. The guarantee provided in Clause 6.1 will continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by TRQ upon the occurrence of any action or event including the insolvency, bankruptcy or reorganization of Service Provider or otherwise, all as though such payment had not been made.

6.7	Demand

Guarantor will make payment to TRQ of all Obligations forthwith after demand therefor is made in writing to Guarantor by TRQ in respect thereof that are due or payable at the time of demand for payment. Guarantor will make payment to TRQ forthwith upon demand of all reasonable and documented costs and expenses incurred by TRQ in enforcing the guarantee provided in Clause 6.1.

6.8	Discharge

Unless all of the obligations of Guarantor pursuant to Clause 6.1 have been indefeasibly paid or performed, Guarantor will not be discharged from any of its obligations under Clause 6.1 except by a release or discharge signed in writing by TRQ.

6.9	Funds from Guarantor

All money at any time received by TRQ from Guarantor under Clause 6.1 will be subject to the restrictions on use applicable to funds received by TRQ from Service Provider as set forth in this Agreement and the Flow of Funds Agreement.

ARTICLE 7 - WAIVERS, REMEDIES CUMULATIVE

(a)

No failure to exercise and no delay in exercising any right, power or remedy under this Agreement by a party shall operate as a waiver, nor shall any single or partial exercise of any right power or remedy preclude any other or further exercise of that or any other right, power or remedy.

(b)	The rights, powers and remedies provided to a party in this Agreement are cumulative and not exclusive of any rights, powers or remedies provided by law.

ARTICLE 8 - ASSIGNMENT

This Agreement is personal to the parties and may not be assigned by a party without the consent of the other parties, provided that TRQ may assign and create a security interest in its rights under this Agreement in favour of Rio Tinto plc as security for the respective obligations of TRQ under the TRQ Financing Support Agreement.

ARTICLE 9 - SEVERABILITY OF PROVISIONS

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, in that jurisdiction, be ineffective to the extent of such prohibition or unenforceability but that prohibition or unenforceability shall not invalidate the remaining provisions of this Agreement or affect such provision in any other jurisdiction.

ARTICLE 10 - COUNTERPARTS

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

ARTICLE 11 - NOTICES

(a)

Except as otherwise stated, all instructions, notices, demands or other communications under this Agreement to a party shall be made by fax or email and shall be deemed to be duly given or made when delivered to such party at its fax number or email address specified in Schedule 1 or at such other fax number and email address as such party may hereafter specify for such purpose to the other by notice.

(b)

TRQ shall specify in writing to Service Provider from time to time all persons authorised to act on behalf of TRQ and to give instructions, notices, demands or other communications on behalf of TRQ for the purposes of this Agreement. Service Provider shall be entitled to rely upon any instruction, notice, demand or other communication, whether given orally or in writing, which was reasonably believed by Service Provider to have been given by a person specified as having been so authorised unless and until Service Provider has received notice of the termination of that person’s authority to act on behalf of TRQ.

(c)

Service Provider shall specify in writing to TRQ from time to time all persons authorised to act on behalf of Service Provider and to give instructions, notices or other communications on behalf of Service Provider to TRQ for the purposes of this Agreement.

ARTICLE 12 - GOVERNING LAW AND JURISDICTION

This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, the laws of British Columbia and the laws of Canada applicable therein. The parties irrevocably agree that the courts of British Columbia shall have non-exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims).

SCHEDULE 1

NOTICES AND BANK ACCOUNT DETAILS

[REDACTED – Commercially sensitive corporate information]

SCHEDULE 2

SHAREHOLDER LOANS

[REDACTED – Commercially sensitive corporate information]

SCHEDULE 3

REPRESENTATIONS AND WARRANTIES OF SERVICE PROVIDER

(a)

Service Provider is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation and no proceedings have been taken or authorized by it or, to the knowledge of Service Provider , by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of Service Provider;

(b)

Service Provider’s execution and delivery of this Agreement and the Flow of Funds Agreement, including all matters contemplated hereby and thereby, has been authorized by all necessary corporate action and Service Provider has the corporate power and authority to enter into and perform its obligations under this Agreement and the Flow of Funds Agreement;

(c)

none of the execution and delivery of this Agreement and the Flow of Funds Agreement, the implementation of the transactions contemplated by this Agreement and the Flow of Funds Agreement or the fulfillment of, or compliance with, the terms and provisions hereof or thereof by Service Provider do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, Service Provider’s or any of its Affiliates’ Constating Documents; or

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which Service Provider or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of its or any of its Affiliates’ material assets are subject or any Applicable Law to which Service Provider or any of its Affiliates is subject;

(d)

except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by Service Provider in connection with the execution, delivery and performance of this Agreement or the Flow of Funds Agreement or the consummation by Service Provider or any of its Affiliates of the transactions contemplated by this Agreement or the Flow of Funds Agreement;

(e)

there is not, to the knowledge of Service Provider, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining Service Provider’s or any of its Affiliates’ ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement and the Flow of Funds Agreement;

(f)

this Agreement and the Flow of Funds Agreement has been duly executed and delivered by Service Provider and is a valid and binding obligation of Service Provider enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)

Service Provider has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, and to own, lease and operate its property and assets;

(h)

Service Provider has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on, and Service Provider holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing; and

(i)	Service Provider is resident in, or otherwise subject to the Applicable Laws of, Canada.

SCHEDULE 4

REPRESENTATIONS AND WARRANTIES OF TRQ

(a)

TRQ is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation and no proceedings have been taken or authorized by it or, to the knowledge of TRQ, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of TRQ;

(b)

TRQ’s execution and delivery of this Agreement and the Flow of Funds Agreement, including all matters contemplated hereby and thereby, has been authorized by all necessary corporate action and TRQ has the corporate power and authority to enter into and perform its obligations under this Agreement and the Flow of Funds Agreement;

(c)

none of the execution and delivery of this Agreement and the Flow of Funds Agreement, the implementation of the transactions contemplated by this Agreement and the Flow of Funds Agreement or the fulfillment of, or compliance with, the terms and provisions hereof or thereof by TRQ do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, TRQ’s or any of its subsidiaries Constating Documents; or

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which TRQ or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of its or any of its subsidiaries’ material assets are subject or any Applicable Law to which TRQ or any of its subsidiaries is subject;

(d)

except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by TRQ in connection with the execution, delivery and performance TRQ this Agreement or the Flow of Funds Agreement or the consummation by TRQ or any of its subsidiaries of the transactions contemplated by this Agreement or the Flow of Funds Agreement;

(e)

there is not, to the knowledge of TRQ, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining TRQ’s or any of its subsidiaries ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement and the Flow of Funds Agreement;

(f)

this Agreement and the Flow of Funds Agreement has been duly executed and delivered by TRQ and is a valid and binding obligation of TRQ enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)	TRQ has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, and to own, lease and operate its property and assets;

(h)

TRQ has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on, and TRQ holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing; and

(i)	TRQ is resident in, or otherwise subject to the Applicable Laws of, Canada.

SCHEDULE 5

CASH MANAGEMENT FEE

[REDACTED – Commercially sensitive corporate information]

IN WITNESS whereof this Agreement has been signed by or on behalf of the parties on the date first above written.

9539549 CANADA INC.

By:	/s/ Karin Jonsson
Name:	Karin Jonsson
Title:	Director and Assistant Secretary

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Steeve Thibeault
Name:	Steeve Thibeault
Title:	Chief Financial Officer

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Ulf Quellmann
Name:	Ulf Quellmann
Title:	Director

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